Mail Stop 3561

February 28, 2008

Bruce J. Wood
Chief Executive Officer and President
Schiff Nutrition International, Inc.
2002 South 5070 West
Salt Lake City, Utah 84104-4726

      Re: Schiff Nutrition International, Inc.
             Form 10-K for Fiscal Year Ended May 31, 2007
             Filed August 28, 2007
             File No. 1-14608

Dear Mr. Wood:

      We have completed our review of your Form 10-K and have no further comments at this time.

                    Sincerely,

                    Michael Moran
                    Accounting Branch Chief